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04030780

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Tradehold Limited

*CURRENT ADDRESS

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5238 FISCAL YEAR 2-29-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/18/04

TRADEHOLD

ANNUAL REPORT 2004

Contents

Although an investment holding company incorporated in South Africa, Tradehold owns no material operating assets in this country. Its principal business at present is an indirect holding of 54% in UK-based Brown & Jackson plc, which is listed on the London Stock Exchange. Brown & Jackson's principal activity is general retailing conducted through a network of 333 outlets in the United Kingdom and Northern Ireland providing its target market with a variety of good quality product ranges at affordable and competitive prices. Brown & Jackson's vision is to be a unique added-value variety retailer that will be a destination store for the whole family.

CHAIRMAN'S STATEMENT & REVIEW OF OPERATIONS

TRADEHOLD, contrary to expectations at the half-year, has not been able to declare a profit for the year to 29 February 2004. These expectations were based on the fact that during the first six months of the financial year, excellent progress had been made with the extensive repositioning of the listed British retailing group Brown & Jackson plc (B&J), which represents Tradehold's biggest investment.

Although it was at that stage judged to be on the point of returning to profitability, the inability of Brown & Jackson's retail chains to capitalise fully on the traditionally higher consumer spend over the Christmas period resulted in a disappointing performance for the second six months and a loss for the full year. Due to the highly cyclical nature of British retailing, Christmas sales constitute a crucial component of traders' profitability.

The reasons for the poor performance over the Christmas season are all directly or indirectly related to the all-embracing and ongoing repositioning programme aimed at turning Brown & Jackson into a formidable competitor in the UK variety discount sector. So extensive have these changes been that the business today already bears little if any resemblance to the one that existed before the new executive team took over in September 2002.


Christo Wiese, chairman

Given the enormity of the turnaround process, it is the view of the Board that setbacks are unavoidable as the new vision for the company is translated into operational reality. The new top management team has during this period given ample proof of its vast collective experience. When confronted with the reasons for the poor Christmas sales corrective action was immediately taken and an improvement in sales was already noticeable in January. This improvement was continuing at the date of this report.

Although Brown & Jackson's return to profitability has been delayed by a year, as a Board we are not disheartened by the results for 2004 seen against the many advances made during that period.

Financial results

The period under review is, for the first time since the company changed its year-end to the last day of February, for a full 12 months. Comparisons with the previous reporting period, which covered the eight months from 1 July 2002 to 28 February 2003, therefore has little relevance.

In the year to 29 February 2004 Tradehold, which reports its results in pound sterling as all its subsidiaries trade in that currency, generated turnover of £313,4 million, with £280,3 million contributed by continuing operations and £33,1 million by discontinued


3 for 2
£2
£2
£-stretcher
better than ever



...instore


WOMEN
...instore


instore



CHAIRMAN'S STATEMENT & REVIEW OF OPERATIONS CONTINUED

operations. On this turnover the company suffered an operating loss of £8,6 million, £5,3 million in its continuing operations and £3,3 million in its discontinued operations.

The group ended the year with a net loss of £7,3 million compared to a net loss of £26,5 million in the previous reporting period. The loss in earnings per share was 1,5 pence and the headline loss 2 pence. No dividend was recommended.

The group balance sheet is solid, with cash and cash equivalents of £34,0 million. Inventories increased by 43% to £42,3 million as new merchandise was introduced into stores following the massive clearance of old stock that had accumulated in the supply line.

Operating review

Brown & Jackson plc

Great strides have been made at all levels during the year in overhauling the group's Poundstretcher brand, which operates some 330 stores in England and Northern Ireland. Of these some 170 are in High Street locations and the rest in out-of-town developments. The progress made ranges from extensive staff training and improved operational disciplines to directly sourced value-for-money merchandise and the appointment of experienced senior managers in specialist areas to improve the skills base. At the same time a considerable number of out-of-town stores were refurbished while an in-house design capability was created enabling Brown & Jackson to sell its own exclusive range of branded products.

Despite sales picking up markedly since January 2004, the operational setbacks encountered in the run-up to the Christmas season and referred to earlier, have delayed Brown & Jackson's return to profitability by a year.

An in-depth review immediately conducted by senior management identified the root causes of the operational problems. These were the late arrival in the stores of directly sourced Christmas ranges; the deterioration in sales in the company's High Street stores (which represent about a third of turnover and has a more down-market shopping profile); insufficient promotional activity in an increasingly competitive market in the run-up to Christmas; and the lack of capacity in its present distribution centres.

Management immediately took corrective action. Promotional activity was stepped up and the problems addressed at High Street stores. This resulted in an upward sales curve that began in January and is still continuing. However, the lack of capacity in the group's existing distribution centres is continuing. This will only be resolved early in 2005 with the commissioning of the group's 35 000 m² purpose-built distribution centre at Huddersfield, which will service the total store network.

In September 2003 seven pilot stores under the new "...instore" brand were launched, all but one of them converted Poundstretcher outlets. The brand makes greater use of graphics while higher-quality display equipment and improved lighting makes it possible to present merchandise to a higher standard. It thus provides a shopping ambience akin to mass-market quality retailers but at prices normally associated with the value end of the retail market.

"...instore" proved to be an immediate success with consumers, producing a 20% like-for-like sales growth in the period to year-end. Three more were opened in March



and are also trading ahead of expectations. In view of this high level of consumer acceptance, a further 50 to 60 stores will be converted to the new brand during the 2005 financial year.

Tradegro (UK)
The interests of Tradegro (UK), a wholly-owned subsidiary of Tradehold, have lately been centred in three areas: in the retail chain Your More Store (YMS), which operates predominantly in Scotland and the North of England; in B&J Poland, which operates 16 branches in that country; and in a portfolio of retail properties.

In the second half of the year Tradegro (UK) sold 49% of its interest in YMS to Pepkor and 25% to YMS management. At year-end Tradegro (UK) divested itself of its remaining 26% holding in YMS and its 100% holding in B&J Poland.

In October 2003 Tradegro (UK) sold 41 of the 73 freehold properties in its portfolio for £25 million. The remaining properties, valued at £8 million, all house YMS outlets. The function of the company's property portfolio is to support its core activity, which is retailing. By selling off part of its portfolio, it has freed up capital for new opportunities that may arise.

The Board

Mr Carel Stassen, now permanently based in the UK, resigned from the Board at the beginning of the 2004 financial year when he, as a member of a consortium, started negotiations to acquire from Tradehold the retail chain Your More Store. He has subsequently rejoined the Board.

Prospects

Even though Brown & Jackson's results for the 2004 financial year were disappointing, we are encouraged by its continued post-Christmas recovery which also reflects the ability of its management to speedily identify and address problem areas. The success of its new "...instore" trading format in our view points the direction for the future and carries the hopes and ambitions of Brown & Jackson for the years to come. In the light of plans to accelerate its roll-out and the benefits the new national distribution centre at Huddersfield will bring, we are quietly optimistic about Brown & Jackson's trading prospects and continued development.

Developments since year-end

On 22 April the Board of Brown & Jackson announced plans to raise about £25,4 million by way of a rights issue which is fully underwritten. The company will be issuing 50,8 million new ordinary shares which will be offered to existing shareholders at a price of 50p a share and on the basis of two new ordinary shares for every seven ordinary shares held.

The capital raised will be used primarily to fund the rollout of the new "...instore" format; the development and equipping of the group's new distribution centre at Huddersfield, which will also accommodate its new head office; and the replacement of its electronic point of sale (EPOS) system.

Acknowledgments

The past year has been a demanding one for management and staff in all our businesses, but particularly in Brown & Jackson, where the process of reshaping that operation is still ongoing. Change and the uncertainty it unavoidably brings, make great demands on the loyalty and commitment of staff. However, we are very fortunate in the quality of people in our businesses, and I want to thank every one of them for the way in which they are contributing to the process of change and renewal. I also want to thank senior management and my fellow directors for their leadership and support during the year.



C H Wiese
Chairman

22 April 2004

CORPORATE GOVERNANCE

Tradehold is an investment holding company. It has no operating assets in South Africa and its principal business consists of an indirect interest of 54% in the London-listed UK based Brown & Jackson plc ("B&J"). Tradehold is committed to the highest standards of corporate governance and it is therefore considered to be appropriate to report on the compliance by B&J with The Combined Code ("the Code") issued by the Committee on Corporate Governance in the UK and appended to the Listing Rules of the London Stock Exchange.

The B&J statement on corporate governance

Relevant extracts from the B&J corporate governance statement are set out below.

The board of directors currently comprises a non-executive chairman, four non-executive directors and two executive directors. Dr C H Wiese and Mr C Moore are also executive directors of Tradehold Limited, the company's ultimate principal shareholder and hence are not regarded as independent for the purposes of the Code's provisions. Messrs J B H Jackson, E R C Chovil and S A Silcock are considered to be independent of management and any relationship, business or otherwise, which could materially interfere with the exercising of independent judgment. Mr J B H Jackson is considered to be the senior independent non-executive director. All of the non-executive directors have a breadth of successful commercial and professional experience.

The Board meets for regular business four times a year and, where necessary, for any additional matters arising between board meetings. It has agreed a schedule of matters which require full Board discussion and approval. Detailed management accounts, budgets, forecasts and executive reports are submitted to all directors in the week before a board meeting allowing them sufficient review time. This allows them to bring an independent judgment to bear on issues such as strategy, performance and standards of conduct. The executive directors meet senior managers formally on a regular basis, and are closely involved in all major business decisions and important areas of internal control.

All directors have access to the advice and services of the company secretary and the Board has established a procedure whereby any director, wishing to do so in furtherance of his duties, may take independent professional advice at the company's expense.

All members of the Board are subject to the re-election provisions of the Articles, which require a third of the Board's members to offer themselves for re-election at each annual general meeting.

Board committees

The Board has appointed three committees: audit, remuneration and nomination, each with a written constitution and terms of reference.

Directors' remuneration committee

The remuneration committee consists of three non-executive directors, Dr C H Wiese (chairman), Mr J B H Jackson and Mr E R C Chovil. The committee makes recommendations to the Board on remuneration policy and determines, on behalf of the Board, specific remuneration packages for the executive directors and senior management.

The remuneration committee meets at least twice a year and at other times as necessary.

Directors' nomination committee

The nomination committee consists of three non-executive directors, Dr C H Wiese (chairman), Mr J B H Jackson and Mr E R C Chovil. The nomination committee convenes on request of the chairman if and when non-executive directors are recruited. Since the date of the last annual report the committee has not been convened.

The audit committee

The audit committee established some years ago with a formal constitution, currently comprises three non-executive directors. The audit committee is chaired by Mr C Moore, with Mr E R C Chovil and Mr S A Silcock the other members. The committee meets three times a year and forms an important part of the group's control framework. The committee regularly reviews the adequacy of internal controls, accounting policies and financial reporting as well as reviewing the interim and annual results. Meetings are attended by the chief executive, group finance director, senior financial management and the external auditors.

Since the previous report, the Directors attended the following meetings:

	Board Meetings	*Audit Committee Meetings*	*Remuneration Committee Meetings*
Dr C H Wiese	*6*		*3*
Mr G Brown	*1*	*1*	
Mr E R C Chovil	*6*	*3*	*3*
Mr J B H Jackson	*4*		*3*
Mr A Monro	*6*	*3*	
Mr C Moore	*5*	*3*	
Mr H Roelofse	*6*	*3*	
Mr S A Silcock	*6*	*3*	

Accountability and audit

The company's annual report includes a chairman's statement and an operating and financial review, which together provide a detailed review of its financial results and position. These are regarded as providing a balanced assessment of the company's position and prospects.

The directors' report contains a statement of directors' responsibilities. A statement on going concern and the directors' review of internal control are set out in subsequent paragraphs.

The Board has considered the need for an internal audit function and concluded that it was not appropriate, having considered the size of the group. The need for an internal audit function is periodically reviewed by the audit committee.

Internal control

The Board is ultimately responsible for the Group's system of internal control and for reviewing its effectiveness. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Code principle D2.1 on internal control introduced a

requirement that the directors conduct, at least annually, a review of the effectiveness of the Group's system of internal control, including financial, operational, compliance and risk management controls.

Guidance for Directors, Internal Control: Guidance for Directors on the Combined Code (the "Turnbull Guidance") was published in September 1999. The Board has put in place an organisational structure and framework of controls to comply with this guidance. On behalf of the Board, the audit committee has reviewed the effectiveness of the internal control procedures, with all significant findings or identified risks considered in detail and appropriate action taken. These procedures have been in place throughout the whole of the period ended 28 February 2004 and up to the date of this report.

The principal elements of the group's internal control systems include:

- *A comprehensive annual budgeting system, integrating both financial and operational budgets with formal identification and assessment of business and financial risks inherent in each operating area. These budgets are subject to approval by the Board*
- *Regular consideration by the Board of actual results compared with budgets and forecasts and monitoring of capital expenditure programmes and the preparation of revised forecasts on a regular basis*
- *Confirmation to the Board of any changes in business, operational, compliance or financial risk by local management in each operating area*
- *Clearly defined authorisation procedures for capital and other areas of expenditure, established by the Board*
- *A formal schedule of matters specifically reserved to the Board for decision*
- *Authority levels delegated to the boards of each subsidiary.*

Going concern

After making appropriate enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going-concern basis in preparing the financial statements.

Tradehold board of directors

The Tradehold board of directors at year-end consisted of four directors, two of whom were executive and one being an independent non-executive director. The chairman of the Board is an executive director. Due to its small number of directors, the Board as a whole fulfils the function of an audit committee and there are no other board sub-committees. The Board meets at least twice a year and more often when required.

The Board met three times during the year and the attendance of the directors is shown below:

Mr G Bernard	3
Mr C Moore	3
Mr C Stassen	1
Dr C H Wiese	–

The policy of the group is to compensate employees on a basis comparable with similar organisations, taking into consideration that performance is an important factor in determining the remuneration of executive directors and senior management. Non-executive directors' fees are based on their relative contributions to the activities of the board. Details of the remuneration and participation of directors in the share incentive scheme appear elsewhere in the annual report.

Integrity and ethics

Group companies endeavour at all times to maintain the highest standard of integrity in dealing with their clients, staff, authorities, shareholders, suppliers and the investor community and, in doing so, to ensure the largest measure of credibility, trust and stability. Structures and procedures are in place for the reporting of unethical behaviour. The managing director of each group company is responsible for ethical behaviour within the organisation.

The Board is of the opinion that a high level of standards is being maintained by the group. The Board is not aware of any serious matters of unethical behaviour during the year ended 29 February 2004.

Accounting and auditing

Non-audit services rendered by the group's external auditors amounted to £80 940, of which £45 490 was in respect of taxation compliance and advisory fees. The Board is satisfied that the provision of these non-audit services did not compromise the auditors' independence.

Statement of responsibility by the board of directors

The directors are responsible for the preparation, integrity, and fair presentation of the financial statements of Tradehold Limited and its subsidiaries. The financial statements presented on pages 14 to 36 have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice (GAAP), and include amounts based on judgments and estimates made by management.

In preparing the financial statements the directors believe they used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that all Statements of GAAP that they consider to be applicable have been followed. The directors are satisfied that the information contained in the financial statements fairly presents the results of operations for the year and the financial position of the group at year-end.

The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the companies to enable the directors to ensure that the financial statements comply with the relevant legislation.

Tradehold Limited and its subsidiaries operated in a well-established control environment, which is well documented and regularly reviewed. This incorporates risk management and internal control procedures, which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded and the risks facing the business are being controlled.

The going-concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the group or any company within the group will not be going concerns in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the company and the group.

The group's external auditors, PricewaterhouseCoopers Incorporated, audited the financial statements and their report is presented on page 13.

SHAREHOLDERS' PROFILE

	Number of holders	Percentage of shareholders	Number of shares held	Percentage holding
Distribution of shareholders				
Non-public shareholders				
Directors	5		102 667 513	
Participants to share incentive trusts (excluding directors)	3		903 304	
SIS Segaintersettle AG	1		146 828 639	
	9	0,8	250 399 456	72,1
Public shareholders	1 176	99,2	96 930 985	27,9
Total	1 185	100,0	347 330 441	100,0

	Number of shares held	Percentage holding
Major shareholders		
SIS Segaintersettle AG	146 828 639	42,3
Titan Nominees (Pty) Ltd	99 245 257	28,6
Old Mutual	20 815 410	6,0

Directors' interest

At 29 February 2004 the interest of directors in the issued shares in the company were as follows:

	Direct beneficial	Indirect non-beneficial	Total 2004	Total 2003
G Bernard	—	—	—	—
C Moore	—	*905 126*	**905 126**	905 126
C Stassen	—	1 021 376	**1 021 376**	1 021 376
C H Wiese	1 495 754	99 245 257	**100 741 011**	100 741 011
	1 495 754	101 171 759	**102 667 513**	102 667 513

STOCK EXCHANGE TRANSACTIONS

	29 February 2004 (12 months)	28 February 2003 (8 months)	30 June 2002 (12 months)	30 June 2001 (8 months)
Number of shares traded ('000)	**37 287**	38 203	60 259	51 499
Value of shares traded (R'000)	**119 430**	103 734	152 317	297 869
Volume of shares traded as % of total issued shares	**10,7**	16,5**	21,6*	69,6**
Market capitalisation (R'000)	**972 525**	837 066	903 059	277 420
Share prices for the period (cents)				
Lowest	**190**	240	195	210
Average	**320**	272	253	578
Highest	**475**	325	330	720
Closing	**280**	241	260	250

* Based on weighted average number of shares in issue

** Annualised

NOTICE TO SHAREHOLDERS

Notice is hereby given that the annual general meeting of the shareholders of Tradehold Limited will be held in the boardroom at the head office of Pepkor Limited, 36 Stellenberg Road, Parow Industria, at 09:30 on 6 August 2004 for the purpose of passing the following resolutions, with or without modification:

Ordinary resolution number 1

That the annual financial statements for the period ended 29 February 2004, including the auditors' report, be adopted.

Ordinary resolution number 2

That the directors' remuneration of €75 000 be confirmed.

Ordinary resolution number 3

That Mr C Moore, who retires as director in terms of the articles of association of the company, but being eligible, has offered himself for re-election, be re-appointed. Mr Moore is 54 years old and has the qualification B Com, CA (SA). He served as financial director of Pepkor Ltd during its unbundling in 2000 at which time he was appointed as executive director of Tradehold Limited. Mr Moore also serves as a non-executive director on the Board of Brown & Jackson plc.

Ordinary resolution number 4

That, subject to the provisions of the Companies Act, 1973, as amended, and the Listings Requirements of the JSE Securities Exchange South Africa, the directors are hereby authorised to allot and issue at their discretion all the remaining authorised but unissued ordinary shares of 0,1 cent each in the share capital of the company for such purposes as they may determine, after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the schemes governed by the rules of the Tradehold Share Incentive Trust.

Ordinary resolution number 5

That, subject to the passing of ordinary resolution no. 4 and in accordance with the Listings Requirements of the JSE Securities Exchange South Africa, the directors are hereby authorised to issue ordinary shares of 0,1 cent each for cash, as and when suitable situations arise, subject to the following conditions:

- That this general authority is valid until the company's next annual general meeting, provided it shall not extend beyond 15 months from the date that this authority is given (whichever period is shorter);
- That a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within a financial year, 5% or more of the number of ordinary shares in issue prior to the issue in question;
- That issues in the aggregate in any one financial year may not exceed 15% of the company's issued share capital of a specific class of share already in issue;
- That in determining the price at which an issue of ordinary shares may be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of those ordinary shares as determined over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors, and
- That any such issue will only be made to public shareholders as defined by the Listings Requirements of the JSE Securities Exchange South Africa and not to related parties.

In terms of the Listings Requirements of the JSE, the approval of a 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for this ordinary resolution to become effective.

Special resolution

"Resolved, as a special resolution, that the mandate given to the company (or one of its wholly-owned subsidiaries) providing authorisation, by way of a general approval, to acquire the company's own securities, upon such terms and conditions and in such amounts as the directors may from time to time decide, but subject to the provisions of the Companies Act, 1973, as amended, ("the Act") and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), be extended, subject to the following terms and conditions:

- Any repurchase of securities must be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter-party;
- This general authority be valid until the company's next annual general meeting, provided that it shall not extend beyond fifteen months from date of passing of this special resolution (whichever period is shorter);
- At any point in time, the company may only appoint one agent to effect the repurchase;
- An announcement be published as soon as the company has cumulatively repurchased 3% of the initial number (the number of that class of share in issue at the time that the general authority is granted) of the relevant class of securities and for each 3% in aggregate of the initial number of that class acquired thereafter, containing full details of such repurchases;
- Repurchases by the company in aggregate in any one financial year may not exceed 20% of the company's issued share capital as at the date of passing of this special resolution or 10% of the company's issued share capital in the case of an acquisition of shares in the company by a subsidiary of the company;
- Repurchases may not be made at a price greater than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date on which the transaction was agreed;
- Repurchases may not be undertaken by the company or one of its wholly owned subsidiaries during a prohibited period and may also not be undertaken if they will impact negatively on shareholder spread, as required by the JSE; and
- The company may not enter the market to proceed with the repurchase of its securities until the company's sponsor has confirmed the adequacy of the company's working capital, for the purpose of undertaking a repurchase, in writing to the JSE.

NOTICE TO SHAREHOLDERS CONTINUED

The directors are of the opinion that, after considering the effect of the maximum repurchase permitted and for a period of 12 months after the date of this annual general meeting:
- the company and the group will be able, in the ordinary course of business, to pay their debts;
- the assets of the company and the group will be in excess of the liabilities of the company and the group, the assets and liabilities being recognised and measured in accordance with the accounting policies used in the latest audited annual group financial statements;
- the working capital of the company and the group will be adequate for ordinary business purposes; and
- the share capital and reserves are adequate for the ordinary business purposes of the company and the group."

The directors intend either to hold the shares purchased in terms of this authority as treasury shares or to cancel such shares whichever may be appropriate at the time of the repurchase of shares.

The effect of the special resolution and the reason therefor is to extend the general authority given to the directors in terms of the Act and the Listings Requirements of the JSE for the acquisition by the company (or one of its wholly-owned subsidiaries) of its own securities, which authority shall be used at the directors' discretion during the course of the period so authorised.

In terms of the Listings Requirements of the JSE Securities Exchange South Africa, the following disclosures are required with reference to the general authority to repurchase the company's shares set out in the special resolution above, some of which are set out elsewhere in the Annual Report of which this notice forms part ("this Annual Report"):
Directors and management – refer page 12;
Major shareholders of the company – refer page 8;
Directors' interests in the company's securities – refer page 8;
Share capital – refer page 22.

Litigation statement
Other than disclosed or accounted for in this Annual Report, the directors of the company, whose names are given on page 12 of this Annual Report, are not aware of any legal or arbitration proceedings, pending or threatened against the group, which may have or have had, in the 12 months preceding the date of this notice, a material effect on the group's financial position.

Directors' responsibility statement
The directors, whose names are given on page 12 of this Annual Report, collectively and individually, accept full responsibility for the accuracy of the information pertaining to the above special resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the above special resolution contains all information required.

Material change
Other than the facts and developments reported on in this Annual Report, there have been no material changes in the affairs, financial or trading position of the group since the signature date of this Annual Report and the posting date hereof.

Proxies

All registered shareholders of the company will be entitled to attend and vote in person or by proxy at the general meeting. A form of proxy is attached for completion by certificated shareholders and dematerialised shareholders with own name registration who are unable to attend in person. Forms of proxy must be completed and received by the transfer secretaries by not later than 09:30 on 4 August 2004. Certificated shareholders and dematerialised shareholders with own name registration who complete and lodge forms of proxy, will nevertheless be entitled to attend and vote in person at the general meeting, should they subsequently decide to do so. Dematerialised shareholders, other than own name registered dematerialised shareholders, must inform their CSDP or broker of their intention to attend the general meeting and obtain the necessary authorisation from the CSDP or broker to attend the general meeting, or provide their CSDP or broker with their voting instructions, should they not be able to attend the general meeting in person. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

By order of the Board



J F Pienaar
Secretary

26 May 2004

36 Stellenberg Road
Parow Industria
7490

SHAREHOLDERS' INFORMATION

Enquiries

Enquiries relating to shareholdings in the company such as the loss of share certificates, dividend payments, or to notify change of address and/or bank account details, please write to the registrars: Computershare Ltd, P O Box 1053, Johannesburg, 2000. If you have received more than one copy of this annual report, there may be more than one account in your name on the company's register of members. If you would like to amalgamate your holdings, write to the registrars, detailing the accounts concerned and instructions on how they should be amalgamated.

Additional copies of annual financial statements

Additional copies of the report are obtainable from:
South Africa: The Company Secretary, Tradehold Ltd, 36 Stellenberg Road, Parow Industria, 7490, telephone number: 021 933 5137.
United States of America: The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286, telephone number: (0212) 815 2207.
United Kingdom: The Company Secretary, Brown & Jackson plc, Knowsthorpe Gate, Cross Green Industrial Estate, Leeds, LS9 0NP, telephone number: (0113) 240 6406.
Europe: The Financial Manager, Tradehold Ltd, 114, av. de la Faïencerie, L-1511, Luxemburg, telephone number: 02647 8523.

ADR programme for American investors

Ordinary shares in Tradehold Ltd are traded in the United States of America in the form of American Depository Shares (ADSs) and evidenced by American Depository Receipts (ADRs). Each ADS represents ten ordinary shares. The US sponsored depository bank for the company is The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286.

Share transactions totally electronic ("STRATE")

In July 2001 the company has transferred its share capital to the electronic settlement and custody system, STRATE, designed to achieve contractual, rolling and irrevocable settlement. Shareholders who have not lodged their share certificates with a Central Securities Depositary Participant ("CSDP") or qualifying broker of their choice, are encouraged to do so. Currently all trade in the company's shares takes place electronically, resulting in shareholders not being able to sell their Tradehold shares unless they exist in electronic form in the STRATE environment. Any questions with regard to the transfer to STRATE may be directed to the company secretary at telephone number 021 933 5137 or the registrars, Computershare Ltd, at telephone number 011 370 5000.

Dividends

No dividend was declared in respect of this reporting period.

Payment of dividend directly into shareholders' bank accounts

Shareholders who do not currently have their dividend paid directly into a bank account and who wish to do so should complete a mandate instruction obtainable from the company's registrars at the above address.

SECRETARIAL CERTIFICATION

In accordance with section 268G(d) of the Companies Act of South Africa ("the Act"), it is hereby certified that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act and that such returns are true, correct and up to date.



J F Pienaar
Secretary

22 April 2004

DIRECTORATE

C H Wiese (62)#
BA LL B, D Com (HC)
Chairman

G Bernard (67)*
Dipl HEC (Paris), Dipl Expert comtable

C Moore (54)#
B Com, CA(SA)

C Stassen (54)*
B Com, CA(SA)

 # Executive
** Non-executive*

ADMINISTRATION

Company secretary
J F Pienaar
PO Box 6100
Parow East 7501

Sponsor
Barnard Jacobs Mellet Corporate Finance (Pty) Ltd

Registrars
Computershare Limited
PO Box 1053
Johannesburg 2000
Telephone: +27 11 370 5000
Facsimile: +27 11 370 5487

Auditors
PricewaterhouseCoopers Inc.

Registered office/number
Tradehold Limited
Registration number 1970/009054/06
Incorporated in the Republic of South Africa
36 Stellenberg Road
Parow Industria 7490
PO Box 6100
Parow East 7501
Telephone: +27 21 933 5137
Facsimile: +27 21 933 5075

Business address
114, av. de la Faïencerie, L-1511, Luxemburg
Telephone: +352 26 47 85 23
Facsimile: +352 26 47 84 40

CURRENCY OF ANNUAL FINANCIAL STATEMENTS

The annual financial statements are expressed in both pound sterling and South African rand. The approximate rand cost of a unit of the following currencies at year-end was:

	2004	2003
Pound sterling	**12,35**	12,97
USA dollar	**6,67**	8,20

ANNUAL FINANCIAL STATEMENTS

APPROVAL OF ANNUAL FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and are signed on its behalf by:



C Moore
Director



G Bernard
Director

22 April 2004

AUDITORS' REPORT

Report of the independent auditors to the members of Tradehold Limited

We have audited the annual financial statements and group annual financial statements of Tradehold Limited set out on pages 14 to 36 for the year ended 29 February 2004. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the group at 29 February 2004 and the results of their operations, changes in shareholders' funds and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.


PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Cape Town

22 April 2004

DIRECTORS' REPORT

Tradehold Limited and its subsidiaries

Share capital
Full details of the company's authorised and issued share capital are set out in the notes to the annual financial statements.

Restructuring
During the second half of the financial year, Tradegro (UK) disposed of 74% of its interest in Your More Store. At year-end Tradegro (UK) divested itself of its remaining 26% holding in Your More Store as well as its 100% holding in B&J Poland.

Business of the group
Tradehold Limited is an investment holding company with investments in operating subsidiaries, and at year-end the company controlled the following investments:

Brown & Jackson plc
Poundstretcher, a variety retailer selling for cash, clothing, footwear, domestic hardware, household textiles, toiletries, confectionery, entertainment products, stationery and toys in the United Kingdom.

"...instore", a variety retailer selling for cash, clothing, footwear, domestic hardware, household textiles, toiletries, confectionery, entertainment products, stationery and toys in the United Kingdom.

Tradegro (UK) Ltd
Tradegro (UK) Property Holdings which owns a portfolio of retail properties situated in the United Kingdom.

Tradegro
Tradegro renders certain head office services in the group.

Tradehold Limited's interest in its subsidiaries as well as their individual activities, are set out in the annual financial statements.

Group results

Earnings
After taking into account the interest of minorities, the group reports a loss per share, before exceptional items, of 1,5 pence or 19,3 cents (2003: loss of 1,6 pence or 23,3 cents).

Details of the results of Tradehold Limited and the group are contained in the income statements.

The attributable interest of Tradehold Limited in the taxed profits and losses, after exceptional items, of its subsidiaries for the year ended 29 February 2004 was as follows:

	2004	2003
Total profits	£3,1 million or R38,2 million	£7,5 million or R104,4 million
Total losses	£9,7 million or R122,2 million	£34,1 million or R481,3 million

Dividends
No dividend was declared in respect of this financial year (2003: nil).

Post Balance Sheet event
On 22 April 2004 the Board of Brown & Jackson announced plans to raise about £25,4 million by way of a rights issue which is fully underwritten. The company will be issuing 50,8 million new ordinary shares which will be offered to existing shareholders at a price of 50p per share and on the basis of two new ordinary shares for every seven ordinary shares held.

The capital raised will be used primarily to fund the rollout of the new "...instore" format; the development and equipping of the group's new distribution centre at Huddersfield, which will also accommodate its new head office; and the replacement of its electronic point of sale system.

Directorate
The names of the directors are listed elsewhere in the annual report. There were no changes during the accounting period.

In terms of the articles of association of the company Mr C Moore retires as director of the company at the annual general meeting but, being eligible, offers himself for re-election.

At 29 February 2004 the directors of Tradehold Limited held a direct interest of 0,4% (2003: 0,7%) and an indirect, non-beneficial interest of 29,1% (2003: 28,9%) of the issued ordinary share capital of the company. Indirect holdings through listed companies have not been included. No material change in the shareholding of directors has occurred between the end of the financial period and the date of this report.

Holding company
The company has no holding company. An analysis of the main shareholders of the company appears on page 8 of this report.

Secretary
The name and address of the secretary appear on page 12 of this report.

Auditors
PricewaterhouseCoopers Inc. will continue in office in accordance with Section 270(2) of the Companies Act in South Africa.

ACCOUNTING POLICIES

Tradehold Limited and its subsidiaries for the year ended 29 February 2004

Consolidated annual financial statements are prepared in accordance with and comply with South African Statements of Generally Accepted Accounting Practice. The consolidated annual financial statements are prepared on the historical cost basis, with the exception of certain fixed assets which are adjusted for revaluations as detailed below, and incorporate the following principal policies which are in all respects consistent with those of the previous financial period:

1. Consolidated annual financial statements

The consolidated annual financial statements include the accounts of the company and its subsidiaries. Subsidiaries are entities where the group, directly or indirectly, has an interest of more than half of the voting rights or otherwise has power to govern the financial and operating policies. All intergroup balances, transactions and unrealised profits have been eliminated.

Goodwill arising on consolidation represents the excess of the fair value of consideration paid over the fair value of the net assets acquired. Goodwill is capitalised on the balance sheet as an intangible asset and amortised over its expected useful economic life, not exceeding 20 years.

2. Foreign subsidiaries

Assets and liabilities of foreign subsidiaries are converted to rand at the exchange rates ruling at year-end, whereas their income statement and cash flow statement items are converted to rand at weighted average rates of exchange during the financial year. Differences arising on conversion are taken directly to non-distributable reserves. Net debits are however written off in the income statement in the year in which they occur.

3. Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, other investments, accounts receivable, foreign exchange contracts, trade and other payables and short-term loans.

Derivatives, in the form of foreign exchange contracts, are classified as held for trading and recognised at their net fair value. The fair value is determined by the exchange rates ruling at year-end.

Other investments are classified as available-for-sale and disclosed at fair value. Loans are shown at amortised cost less provision for impairment.

Unrealised profits and losses resulting from changes in the fair value of derivatives are accounted for in the income statement in the period in which they arise, whereas changes in the value of other investments are set off directly against reserves. Upon the disposal of available-for-sale investments, the cumulative fair value adjustments are disclosed in the income statement as profit and loss on disposal of investments.

4. Property, plant and equipment

Land and buildings are regarded as owner-occupied properties and reflected at fair value. Depreciation on buildings is being provided with the purpose of writing off its value over periods not exceeding 50 years from the date of acquisition. No depreciation is provided on land as it is regarded to have an unlimited life-span.

Machinery, equipment and vehicles are depreciated at rates appropriate to the various classes of assets involved, taking into account the estimated useful life of the individual items.

Improvements to leasehold property are carried at cost and written off over the period of the lease.

Assets are depreciated over the following estimated useful lives:

Machinery:	4 to 7 years	Equipment:	7 to 10 years
Vehicles:	4 to 5 years	Buildings:	50 years

5. Leases

Assets held under finance leases and hire purchase contracts are capitalised in the balance sheet and are depreciated over the shorter of the useful life of the asset concerned or the lease term. The corresponding liability is recorded as a long-term loan and the finance charge is charged to the income statement over the period of the lease so as to produce a constant periodic rate of charge on the remaining balance of the obligation for each accounting period.

Rent free periods, capital contributions or any other inducements to enter into operating lease agreements are released to the income statement over the period to the date on which the rent is first expected to be adjusted to the prevailing market rate.

Rentals paid under operating leases are charged to the income statement account on a straight-line basis.

6. Deferred taxation

Deferred income tax is provided at prevailing rates on the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the balance sheet.

Provisions for taxes which could arise on the remittance of retained earnings, principally relating to subsidiaries, are only made where there is a current intention to remit such earnings.

The principal temporary differences arise from unrealised profits, depreciation on fixed assets, provisions and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be sufficient to recoup the deferred tax assets.

7. Inventories

Inventories are valued at the lower of cost or net realisable value. Cost is determined by applying the average cost calculated in accordance with the retail method less an adjustment for obsolete and slow moving inventories.

8. Cash and cash equivalents

Actual bank balances are reflected. Outstanding cheques are included in trade and other payables and outstanding deposits in cash and cash equivalents.

9. Share capital

Ordinary shares and non-convertible, non-participating, non-transferable redeemable preference shares are both classified as share capital.

10. Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Closed store provision

Provision is made for the costs of closing a store once the decision to close has become irreversible. Provision is also made for onerous lease commitments and dilapidation payments that have accrued on the closed store. Other holding costs of the store continue to be charged to the income statement as incurred until disposal.

Dilapidation provision

Provision is made for the group's obligations to maintain properties to a standard as required by the various leases.

11. Revenue recognition

Turnover is recognised at the delivery of products and client acceptance, net of value-added tax, after elimination of intergroup sales.

12. Segmental reporting

No segmental report has been provided as the operations of the group are not subject to materially different risks and are regarded as a single business activity operating only in the United Kingdom for financial statement reporting purposes.

13. Impairment of assets

Non-current assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use.

14. Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective interest rate method.

BALANCE SHEET

Tradehold Limited and its subsidiaries at 29 February

	Notes	2004 R'000	2003 R'000	2004 £'000	2003 £'000
ASSETS					
Non-current assets		657 156	929 254	53 198	71 657
Property, plant and equipment	1	428 079	731 097	34 654	56 377
Investments	2	167 381	142 083	13 550	10 956
Deferred taxation	3	61 696	56 074	4 994	4 324
Current assets		1 099 692	1 044 542	89 023	80 548
Inventories	4	523 421	384 877	42 372	29 679
Accounts receivable	5	156 138	232 009	12 640	17 891
Cash and cash equivalents		420 133	427 656	34 011	32 978
Total assets		1 756 848	1 973 796	142 221	152 205
EQUITY AND LIABILITIES					
Ordinary shareholders' equity		679 838	811 288	55 034	62 560
Share capital	6	347	347	28	28
Share premium		1 019 498	1 019 498	84 776	84 776
Reserves	7	(340 007)	(208 557)	(29 770)	(22 244)
Preference share capital	8	144	144	12	12
Minority interest		106 158	128 054	8 594	9 875
Non-current liabilities					
Provisions	9	216 756	279 538	17 547	21 556
Current liabilities		753 952	754 772	61 034	58 202
Trade and other payables	10	646 616	728 343	52 345	56 164
Short-term loans		8 512	26 429	689	2 038
Bank overdrafts		98 824	—	8 000	—
Total equity and liabilities		1 756 848	1 973 796	142 221	152 205

INCOME STATEMENT

Tradehold Limited and its subsidiaries for the period ended 29 February

	Notes	2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
Revenue		3 776 851	4 184 191	313 392	276 997
Cost of sales		3 476 585	3 956 725	288 449	262 032
Gross profit		300 266	227 466	24 943	14 965
Other operating income		42 175	20 400	3 489	1 371
Distribution costs		(177 585)	(154 157)	(14 430)	(10 024)
Administrative costs		(277 271)	(218 532)	(22 628)	(14 441)
Operating loss	11	(112 415)	(124 823)	(8 626)	(8 129)
Interest received		18 869	15 999	1 557	1 078
Loss before interest paid		(93 546)	(108 824)	(7 069)	(7 051)
Interest paid		10 407	4 926	861	340
Loss before exceptional items		(103 953)	(113 750)	(7 930)	(7 391)
Exceptional items	12	(22 186)	(477 126)	(1 812)	(33 845)
Loss before taxation		(126 139)	(590 876)	(9 742)	(41 236)
Taxation	13	(13 981)	(32 010)	(976)	(1 732)
Loss after taxation		(112 158)	(558 866)	(8 766)	(39 504)
Minority interest	14	(20 975)	(181 689)	(1 494)	(12 958)
Net loss		(91 183)	(377 177)	(7 272)	(26 546)
Earnings per share		cents	cents	pence	pence
– before exceptional items	15.1	(19,3)	(23,3)	(1,5)	(1,6)
– after exceptional items	15.2	(26,3)	(108,6)	(2,1)	(7,6)
– headline earnings	15.3	(24,7)	(20,1)	(2,0)	(1,4)

CASH FLOW STATEMENT

Tradehold Limited and its subsidiaries for the period ended 29 February

	Notes	2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
Cash flow from operations		(376 764)	215 823	(25 892)	20 238
Operating loss		(112 415)	(124 823)	(8 626)	(8 129)
Non-cash items	16.1	51 940	22 319	4 898	6 314
Increase in working capital	16.2	(305 739)	317 892	(21 150)	22 362
Interest received		18 869	15 999	1 557	1 078
Interest paid		(10 407)	(4 926)	(861)	(340)
Taxation paid	16.3	(19 012)	(10 638)	(1 710)	(1 047)
Investment activities	16.4	292 920	14 598	20 688	45
Net cash flow		(83 844)	230 421	(5 204)	20 283
Financing activities		(12 794)	27 358	(960)	1 615
Proceeds from share issue		5 123	4 175	389	270
Interest-bearing debt raised		—	24 000	—	1 395
Interest-bearing debt repaid		(17 917)	(817)	(1 349)	(50)
Net movement in cash and cash equivalents		(96 638)	257 779	(6 164)	21 898
Cash and cash equivalents					
– Net movement		(96 638)	257 779	(6 164)	21 898
– Balance at beginning of the period		427 656	298 231	32 978	18 941
– Decrease on discontinuation of operations		(9 709)	(128 354)	(803)	(7 861)
– Balance at end of the period		321 309	427 656	26 011	32 978
Consisting of –					
Cash and cash equivalents		420 133	427 656	34 011	32 978
Bank overdrafts		(98 824)	—	(8 000)	—
		321 309	427 656	26 011	32 978

STATEMENT OF CHANGES IN EQUITY

Tradehold Limited and its subsidiaries for the year ended 29 February 2004

	Share capital and premium	Foreign currency translation reserve	Surplus on revaluation of land and buildings	Capital redemption reserve fund	Retained income	Total
R'000						
Balance at 1 March 2003	1 019 845	254 865	71 848	236	(535 506)	811 288
Foreign currency translation adjustments		(40 267)				(40 267)
Transfer to distributable reserves			(55 207)		55 207	—
Net loss for the year					(91 183)	(91 183)
Balance at 29 February 2004	1 019 845	214 598	16 641	236	(571 482)	679 838
£'000						
Balance at 1 March 2003	84 804	7 761	4 400	21	(34 426)	62 560
Foreign currency translation adjustments		(254)				(254)
Transfer to distributable reserves			(3 381)		3 381	—
Net loss for the year					(7 272)	(7 272)
Balance at 29 February 2004	84 804	7 507	1 019	21	(38 317)	55 034

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

Tradehold Limited and its subsidiaries for the period ended 29 February

		2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
1.	**Property, plant and equipment**				
1.1	Owned assets				
1.1.1	Machinery, equipment and vehicles				
	Cost	561 479	463 681	53 536	45 015
	Aggregate depreciation	356 004	353 946	36 902	36 553
		205 475	109 735	16 634	8 462
1.1.2	Land and buildings				
	At valuation	102 243	436 724	8 283	33 646
	Aggregate depreciation	2 996	4 034	249	280
		99 247	432 690	8 034	33 366
	A register containing details is available for inspection at the registered offices of Brown & Jackson plc and Tradegro (UK) Ltd.				
1.1.3	Total	304 722	542 425	24 668	41 828
1.2	Leased assets				
1.2.1	Improvements to leasehold property				
	Cost	281 220	287 923	26 856	25 668
	Amounts written off	182 038	180 742	18 827	17 403
		99 182	107 181	8 029	8 265
1.2.2	Land and buildings				
	Cost	27 018	89 551	2 293	7 035
	Aggregate depreciation	2 843	8 164	336	759
		24 175	81 387	1 957	6 276
	A register containing details is available for inspection at the registered offices of Brown & Jackson plc and Tradegro (UK) Ltd.				
1.2.3	Machinery, equipment and vehicles				
	Cost	—	314	—	25
	Aggregate depreciation	—	210	—	17
		—	104	—	8
1.2.4	Total	123 357	188 672	9 986	14 549
1.3	Total property, plant and equipment	428 079	731 097	34 654	56 377

		Improvements to leasehold property	Land and buildings	Machinery, equipment and vehicles
1.4	Reconciliation of book value (£'000)			
	Book value at beginning of the year	8 265	39 642	8 470
	Additions	3 228	—	12 191
	Disposals, scrappings and discontinuations	(2 655)	(29 359)	(245)
	Depreciation	(809)	(292)	(3 782)
	Book value at end of the year	8 029	9 991	16 634
1.5	Reconciliation of book value (R'000)			
	Book value at beginning of the year	107 181	514 077	109 839
	Additions	39 875	—	149 895
	Disposals, scrappings and discontinuations	(33 537)	(355 877)	(10 639)
	Depreciation	(10 512)	(10 791)	(37 777)
	Exchange rate differences	(3 825)	(23 987)	(5 843)
	Book value at end of the year	99 182	123 422	205 475

		2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
2.	**Investments**				
2.1	Consisting of –				
	Amounts owing by share incentive trusts	16 150	10 892	1 307	840
	Loans to directors (refer 2.2)	6 044	15 552	489	1 199
	Staff and other loans	145 187	115 639	11 754	8 917
		167 381	142 083	13 550	10 956
2.2	Loans to directors				
	Balance at beginning of the period	15 552	11 291	1 199	717
	Amounts repaid	(9 510)	—	(733)	—
	Interest capitalised	278	—	23	—
	Decrease at conversion	(276)	—		
	Amounts advanced	—	4 261	—	482
		6 044	15 552	489	1 199
	Currency of loan	Pound sterling			
	Interest rate	5,3%			
	Repayment date	31/07/2012			
3.	**Deferred taxation**				
3.1	Consisting of -				
	Provisions and other current liabilities	73 110	57 708	5 918	4 450
	Capital allowances	(11 414)	(1 634)	(924)	(126)
		61 696	56 074	4 994	4 324
3.2	Reconciliation of deferred taxation				
	At beginning of the period	56 074	(1 055)	4 324	(67)
	Charged to income statement	5 622	57 129	670	4 391
	At end of the period	61 696	56 074	4 994	4 324

NOTES TO THE ANNUAL FINANCIAL STATEMENTS CONTINUED

Tradehold Limited and its subsidiaries for the period ended 29 February

		2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
4.	**Inventories**				
	Merchandise for resale	523 421	384 877	42 372	29 679
5.	**Accounts receivable**				
	Trade accounts, less provision for doubtful debts	17 391	13 188	1 408	1 017
	Pre-payments and accrued income	75 636	97 752	6 123	7 538
	Other debit balances, including proceeds on discontinuation of operations	63 111	121 069	5 109	9 336
		156 138	232 009	12 640	17 891
6.	**Ordinary share capital**				
6.1	Authorised:				
	600 000 000 ordinary shares of 0,1 cent each	600	600	48	48
6.2	Issued:				
	347 330 441 ordinary shares of 0,1 cent each	347	347	28	28
6.3	A maximum number of 1 000 000 shares in the authorised share capital of the company is reserved for issue to participants to the Tradehold Share Incentive Trust in equal parts on 26 September 2005, 26 September 2006 and 26 September 2007 at an issue price of R2,70 per share.				
6.4	The unissued share capital is, until the forthcoming annual general meeting, under the control of the directors who may issue it on such terms and conditions as they in their discretion deem fit.				
7.	**Reserves**				
7.1	Non-distributable reserves	231 475	326 949	8 547	12 182
	Foreign currency translation reserve	214 598	254 865	7 507	7 761
	Surplus on revaluation of land and buildings	16 641	71 848	1 019	4 400
	Capital redemption reserve fund	236	236	21	21
7.2	Distributable reserve				
	Accumulated loss	(571 482)	(535 506)	(38 317)	(34 426)
		(340 007)	(208 557)	(29 770)	(22 244)

		2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
8.	**Preference share capital**				
8.1	Authorised: 255 000 000 non-convertible, non-participating, non-transferable redeemable preference shares of 0,1 cent each	**255**	255	**21**	21
8.2	Issued: 143 856 255 non-convertible, non-participating, non-transferable redeemable preference shares of 0,1 cent each	**144**	144	**12**	12

8.3 The preference shares are not convertible into shares of any other class, are not entitled to participate in any profits of the company and no dividends may be declared or paid in respect of them. The holder of these shares is entitled to be present at any meeting of the company and is entitled on a poll to one vote in respect of every share held.

The preference shares are redeemable in relation to the extent which the shareholder disposes of his interest in ordinary shares in the company. All issued preference shares are fully redeemable should the shareholder's interest in ordinary shares become less than 10%.

8.4 The unissued share capital is under the control of the directors who may issue it on predetermined terms under certain circumstances. Full particulars are available for inspection at the registered office of the company.

		2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
9.	**Other non-current liabilities**				
9.1	Provision for dilapidation clauses in lease agreements				
	Balance at beginning of the period	**210 172**	89 749	**16 207**	5 700
	Raised during the period	**5 295**	162 506	**477**	13 279
	Utilised during the period	**(51 493)**	(12 268)	**(3 410)**	(946)
	On discontinuation of operations	**—**	(29 815)	**—**	(1 826)
	Balance at end of the period	**163 974**	210 172	**13 274**	16 207
9.2	Provision for store closure costs				
	Balance at beginning of the period	**11 140**	52 842	**859**	3 356
	Raised during the period	**—**	3 229	**—**	249
	Utilised during the period	**(6 656)**	(31 297)	**(496)**	(1 911)
	On discontinuation of operations	**—**	(13 634)	**—**	(835)
	Balance at end of the period	**4 484**	11 140	**363**	859

NOTES TO THE ANNUAL FINANCIAL STATEMENTS CONTINUED

Tradehold Limited and its subsidiaries for the period ended 29 February

		2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
9.3	Other provisions				
	Balance at beginning of the period	58 226	24 074	4 490	1 529
	Raised during the period	15 172	39 186	1 277	3 286
	Utilised during the period	(25 100)	(1 050)	(1 857)	(81)
	On discontinuation of operations	—	(3 984)	—	(244)
	Balance at end of the period	48 298	58 226	3 910	4 490
9.4	Total provisions				
	Balance at beginning of the period	279 538	166 665	21 556	10 585
	Raised during the period	20 467	204 921	1 754	16 814
	Utilised during the period	(83 249)	(44 615)	(5 763)	(2 938)
	On discontinuation of operations	—	(47 433)	—	(2 905)
	Balance at end of the period	216 756	279 538	17 547	21 556
10.	**Trade and other payables**				
	Trade creditors	293 963	301 363	23 797	23 239
	Other creditors and accrued expenses	330 322	376 085	26 740	29 001
	Taxation payable	22 331	50 895	1 808	3 924
		646 616	728 343	52 345	56 164
11.	**Operating loss**				
11.1	Determined after taking into account the following expenditure:				
	Staff costs (refer 11.2)	598 948	615 491	49 508	41 350
	Depreciation of property, plant and equipment	59 080	84 879	4 883	5 707
	Operating lease – buildings	387 883	431 138	32 062	29 010
	Lease payments	399 546	453 644	33 026	30 534
	Sublease payments	(11 663)	(22 506)	(964)	(1 524)
	Operating lease – plant and machinery	14 847	11 560	1 227	782
	Foreign exchange profits	(24 644)	(13)	(2 025)	(1)
	Auditors' remuneration	2 727	7 532	225	505
	Audit fees				
	– for this period	2 036	3 057	168	207
	– (over)/underprovided in the previous period	(288)	31	(24)	2
	Fees for other services	979	4 444	81	296
	Fees paid for outside services	12 942	20 766	1 069	1 390
	Administrative	8 618	7 291	712	487
	Technical	4 263	13 380	352	897
	Secretarial	61	95	5	6
	Loss on sale and scrapping of property, plant and equipment	3 254	12 573	269	863

		2004 Number	2003 Number
11.2	Employees		
	The average monthly number of employees during the period (including executive directors) was made up as follows:		
	Office and management	236	394
	Retail outlets	5 091	9 240
	Warehousing and distribution	233	192
		5 560	9 826

		2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
	Staff costs during the period amounted to				
	Wages and salaries	561 940	581 281	46 449	39 053
	Social security costs	31 721	30 611	2 622	2 055
	Other pension costs	5 287	3 599	437	242
		598 948	615 491	49 508	41 350
11.3	Directors' remuneration				
11.3.1	Non-executive directors	203	171	17	11
	Executive directors	12 127	8 368	1 002	557
		12 330	8 539	1 019	568

£'000		Basic remuneration	Fees	Management company fees	2004 Total	2003 Total
11.3.2	Non-executive directors					
	G Bernard	—	17	—	17	11
11.3.3	Executive directors					
	C Moore	213	—	—	213	107
	C H Wiese	—	53	84	137	79
	C Stassen	652	—	—	652	243
	J J Visser	—	—	—	—	128
		865	53	84	1 002	557
R'000						
11.3.4	Non-executive directors					
	G Bernard	—	203	—	203	171
11.3.5	Executive directors					
	C Moore	2 583	—	—	2 583	1 603
	C H Wiese	—	647	1 011	1 658	1 186
	C Stassen	7 886	—	—	7 886	3 655
	J J Visser	—	—	—	—	1 924
		10 469	647	1 011	12 127	8 368

11.3.6	Share options granted to directors	Number of options	Issue date	Issue price (R)	Expiry date	Total options outstanding
	C H Wiese	1 000 000	26/9/2002	2,70	26/9/2012	1 000 000

NOTES TO THE ANNUAL FINANCIAL STATEMENTS CONTINUED

Tradehold Limited and its subsidiaries for the period ended 29 February

		2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
12.	**Exceptional items**				
	Loss on discontinuation of operations	(21 852)	(138 086)	(1 769)	(8 457)
	Store closure and impairment provisions	(14 502)	(230 592)	(1 174)	(16 767)
	Over-recovery on the proceeds of the liquidation of subsidiaries	14 972	—	1 212	—
	Impairment write-off on property, plant and equipment	—	(124 104)	—	(9 570)
	Profit on disposal of shares in subsidiary	—	15 167	—	929
	Other	(804)	489	(81)	20
		(22 186)	(477 126)	(1 812)	(33 845)
	Minority interest	(1 817)	181 032	(153)	12 947
		(24 003)	(296 094)	(1 965)	(20 898)
13.	**Taxation**				
13.1	Classification -				
	Foreign taxation	(13 981)	(32 010)	(976)	(1 732)
13.2	Consisting of -				
	Current taxation	(8 432)	27 119	(312)	2 798
	Prior year taxation	73	(2 000)	6	(139)
	Deferred taxation	(5 622)	(57 129)	(670)	(4 391)
		(13 981)	(32 010)	(976)	(1 732)
13.3	Reconciliation of tax rate				
	South African normal tax rate	30,0	30,0	30,0	30,0
	Net adjustment	(18,9)	(24,6)	(20,0)	(25,8)
	Exceptional items	(5,3)	(24,2)	(5,6)	(24,6)
	Exempt income/non-deductible expenses	(6,4)	2,2	(6,7)	1,4
	Creation of tax losses	(6,8)	(2,9)	(7,3)	(2,9)
	Other adjustments	(0,3)	—	(0,3)	—
	Prior year taxation	(0,1)	0,3	(0,1)	0,3
	Effective tax rate	11,1	5,4	10,0	4,2
13.4	Calculated tax losses at year-end	—	48 241	—	3 720
	Applied in the provision for deferred taxation	—	—	—	—
	Net calculated tax losses	—	48 241	—	3 720
	The utilisation of the tax relief of	—	14 472	—	1 116

calculated at current tax rates on the net calculated tax losses is dependent on sufficient future taxable income in the companies concerned.
The utilisation of the net calculated tax losses is uncertain due to insufficient taxable income in the entities concerned in the foreseeable future.

		2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
13.5	Credits in respect of secondary tax on companies (STC) at year-end	18 025	18 025	1 459	1 390
	The utilisation of the STC relief of	2 253	2 253	182	174

calculated at current rates is dependent on the future distribution of dividends in the companies concerned.

The distribution of dividends from reserves will result in STC at 12,5%. No provision for STC on dividends from reserves is made as it is not envisaged that dividends will be declared from these reserves.

13.6 No provision for taxation is made on distributable reserves of foreign subsidiaries, as it is not envisaged that dividends will be declared from these reserves in the foreseeable future. The declaration of dividends from these reserves might result in a tax charge of £3,2 million or R39,8 million.

		2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
14.	**Minority interest**				
	Resulting from –				
	Normal activities	(22 792)	(657)	(1 647)	(11)
	Exceptional items	1 817	(181 032)	153	(12 947)
		(20 975)	(181 689)	(1 494)	(12 958)
15.	**Earnings per share**				
15.1	Before exceptional items:				
	Based on net loss of	(67 180)	(81 083)	(5 307)	(5 648)
	and the number of shares in issue of ('000)	347 330	347 330	347 330	347 330
15.2	After exceptional items:				
	Based on net loss of	(91 183)	(377 177)	(7 272)	(26 546)
	and the number of shares in issue of ('000)	347 330	347 330	347 330	347 330
15.3	Headline earnings:				
	Based on headline earnings of	(85 748)	(69 774)	(6 805)	(4 859)
	Net loss	(91 183)	(377 177)	(7 272)	(26 546)
	Attributable exceptional items	2 151	296 094	196	20 898
	Loss on sale and scrapping of property, plant and equipment after taxation and minority interest	3 284	11 309	271	789
	and the number of shares in issue of ('000)	347 330	347 330	347 330	347 330

NOTES TO THE ANNUAL FINANCIAL STATEMENTS CONTINUED

Tradehold Limited and its subsidiaries for the period ended 29 February

		2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
16.	**Cash flow information**				
16.1	Non-cash items				
	Depreciation	59 080	84 879	4 883	5 707
	Loss on sale and scrapping of property, plant and equipment	3 254	12 573	269	863
	Foreign currency translation differences	(10 394)	(75 133)	(254)	(256)
		51 940	22 319	4 898	6 314
16.2	Increase in working capital				
	Inventories	(211 598)	98 406	(18 804)	1 958
	Accounts receivable	(78 889)	10 622	(5 099)	(2 433)
	Non-current liabilities	(77 284)	(6 345)	(5 183)	1 025
	Creditors, accrued expenses and provisions	62 032	215 209	7 936	21 812
		(305 739)	317 892	(21 150)	22 362
16.3	Taxation paid				
	Taxation per income statement	13 981	32 010	976	1 732
	(Decrease)/increase in taxation payable	(27 371)	14 481	(2 016)	1 612
	Change in deferred taxation	(5 622)	(57 129)	(670)	(4 391)
		(19 012)	(10 638)	(1 710)	(1 047)
16.4	Investment activities				
	Acquisition of property, plant and equipment	(189 770)	(145 486)	(15 419)	(9 835)
	Proceeds on disposal of property, plant and equipment	356 229	15 273	28 607	1 057
	Proceeds on disposal of listed investments	1 332	20 344	100	1 246
	Proceeds on liquidation of subsidiaries	116 011	—	7 105	—
	Proceeds on discontinuation of operations (refer 24.2)	25 864	127 358	2 231	7 800
	Increase in amounts owing by directors, staff and other loans	(20 040)	(1 024)	(2 126)	(79)
	Other investment activities	3 294	(1 867)	190	(144)
		292 920	14 598	20 688	45
17.	**Capital commitments**				
	Contracted for	32 624	2 075	2 641	160
	Not contracted for	791	184 275	64	14 210
		33 415	186 350	2 705	14 370

The above commitments are in respect of the 12 months after the accounting date. Funds to meet this expenditure will be provided from the company and group's own resources and by borrowings.

		2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
18.	**Operating leases**				
18.1	The group's minimum commitments in respect of non-cancellable operating leases are as follows:				
	Payable within 1 year	10 858	8 533	879	658
	Payable thereafter, but within 5 years	25 966	29 450	2 102	2 271
	Payable after 5 years	330 579	382 854	26 761	29 523
		367 403	420 837	29 742	32 452
18.2	Total future sublease payments	57 269	76 550	4 636	5 903

18.3 Lease agreements are entered into over periods ranging from 12 months to 94 years.

19. Contingent liabilities

19.1 The group has assigned a number of leasehold properties to third parties. These leases all expire within 1 to 19 years. The maximum potential rent liability under these leases amounts to £14,1 million or R174,4 million (2003: £15,4 million or R200,2 million).

19.2 As at 29 February 2004 the group had guarantees in respect of UK customs and excise duty deferment of £0,5 million or R6,2 million (2003: £2,2 million or R28,5 million) and a stand-by letter of credit given to a supplier of £0,6 million or R6,8 million (2003: £0,6 million or R7,1 million).

19.3 The group has been notified of a claim against a subsidiary in respect of fire damage to certain properties in 1998. The subsidiary is uninsured as a result of the provisional liquidation of the insurer. The Board of the subsidiary is currently assessing the claim.

20. Borrowing powers

In terms of the articles of association of the company, the borrowing powers of Tradehold Limited are unlimited.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS CONTINUED

Tradehold Limited and its subsidiaries for the year ended 29 February 2004

21. Financial risk management

The group's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates and interest rates. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The operating businesses use derivative financial instruments such as foreign exchange contracts to hedge certain exposures relating to trade and other payables denominated in foreign currencies.

Risk management policies are approved by the Boards of operating subsidiaries.

21.1 Foreign exchange risk

The group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the US Dollar, the Hong Kong Dollar and the Euro. Forward contracts are used to hedge exposures to foreign currency risk in respect of foreign liabilities.

Foreign exchange contracts are not used for speculative purposes. There were no uncovered currency exposures in respect of foreign liabilities at 29 February 2004. At year-end the group held forward foreign exchange contracts in the amount of £43,6 million or R538,7 million (US$71,4 million) expiring between 1 March 2004 and 15 February 2005.

21.2 Interest rate risk

The group's income and operating cash flows are exposed to interest rate risk due to the extent of borrowings and market related interest rate arrangements.

21.3 Credit risk

Except for the total exposure represented by the respective balance sheet items, no other exceptional concentration of credit risk has been included. Funds are only invested with financial institutions with acceptable credit ratings. The group has policies that limit the exposure to any one financial institution.

21.4 Liquidity risk
The group has no risk of illiquidity due to unutilised banking facilities of £15,0 million or R185,3 million (2003: £12,5 million or R162,1 million) and unlimited borrowing powers.

21.5 Fair value estimation
The book value of financial instruments approximate the fair values thereof.

22. Related parties

Related party relationships exist between the company, its subsidiaries and the directors of the company. All intergroup transactions have been eliminated in the annual financial statements and there are no other material transactions with related parties. Details of the remuneration of the directors and their shareholding are disclosed elsewhere in the annual financial statements.

23. Retirement benefits

The group administers a number of defined contribution schemes and makes contributions to the personal pension plans of certain directors and senior personnel. These contributions are charged to income.

The most significant scheme is a defined contribution scheme, the Poundstretcher Limited 1997 Group Personal Pension Plan.

24. Discontinued operations

24.1 With effect from 27 September 2003, 74% of the holding in Your More Store was sold, with the balance being sold at year-end. At year-end the interest in B&J Poland was also disposed of. As from these dates, the results of these companies were deconsolidated.

On 9 December 2002 the boards of directors of WEW Group Ltd and The Famous Brunswick Warehouse Ltd successfully applied for these companies to be placed under administration. As from this date, the results of these companies were deconsolidated.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS CONTINUED

Tradehold Limited and its subsidiaries for the period ended 29 February

		2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
24.2	The results, cash flows, net assets and proceeds on discontinuation of these operations were as follows:				
	Revenue	403 188	1 390 563	33 111	89 726
	Cost of sales	232 590	1 413 135	19 101	91 093
	Gross profit/(loss)	170 598	(22 572)	14 010	(1 367)
	Operating expenses	211 310	227 557	17 270	14 704
	Operating loss	(40 712)	(250 129)	(3 260)	(16 071)
	Interest paid	389	3 104	32	185
	Taxation	—	(2 778)	—	(205)
	Loss before exceptional items	(41 101)	(250 455)	(3 292)	(16 051)
	Exceptional items	(243)	(42 794)	(20)	(3 300)
	Net loss	(41 344)	(293 249)	(3 312)	(19 351)
	Cash retained from operations	(51 747)	(32 622)	(4 258)	(2 269)
	Investment activities	(10 257)	(29 070)	(844)	(2 019)
	Financing activities	48 611	(14 008)	4 000	(1 003)
	Net cash flows	(13 393)	(75 700)	(1 102)	(5 291)
	Property, plant and equipment	44 054	328 376	3 676	20 829
	Inventories	73 054	496 013	6 111	31 643
	Accounts receivable	38 749	160 202	3 245	10 171
	Cash and cash equivalents	9 709	154 459	803	9 874
	Trade and other payables	(117 850)	(660 210)	(9 835)	(42 398)
	Other non-current liabilities	—	(47 433)	—	(2 905)
	Loss on discontinuation of operations	(21 852)	(138 086)	(1 769)	(8 457)
	Total proceeds/net assets	25 864	293 321	2 231	18 757
	Outstanding portion of proceeds/net assets	—	(165 963)	—	(10 957)
	Proceeds on discontinuation of operations	25 864	127 358	2 231	7 800

25. Share incentive scheme

25.1 In terms of the rules of the Tradehold Share Incentive Trust the trustees are empowered to acquire and allocate shares and to grant share options, which in total may not exceed 10% of the issued share capital of the company.

25.2 At 29 February 2004 the trustees of the Tradehold Share Incentive Trust had 3 706 307 shares and share options under their control. There were no movements during the accounting period.

BALANCE SHEET

Tradehold Limited at 29 February

	Notes	2004 R'000	2003 R'000	2004 £'000	2003 £'000
ASSETS					
Non-current assets		1 031 196	1 036 041	83 440	79 840
Equipment	(a)	236	—	19	—
Interest in subsidiaries	(b)	1 030 960	1 036 041	83 421	79 840
Current assets		1 074	155	87	12
Accounts receivable		1 004	155	81	12
Cash and cash equivalents		70	—	6	—
Total assets		1 032 270	1 036 196	83 527	79 852
EQUITY AND LIABILITIES					
Ordinary shareholders' equity		1 028 657	1 035 901	83 234	79 829
Share capital	6	347	347	28	28
Share premium		1 019 498	1 019 498	84 776	84 776
Reserves	(c)	8 812	16 056	(1 570)	(4 975)
Preference share capital	8	144	144	12	12
Current liabilities		3 469	151	281	11
Amount owing to subsidiary		2 262	—	183	—
Creditors and accrued expenses		1 207	151	98	11
Total equity and liabilities		1 032 270	1 036 196	83 527	79 852

INCOME STATEMENT

Tradehold Limited for the period ended 29 February

	Notes	2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
Income					
Interest		1	1	—	—
Expenditure		7 207	232	596	15
Directors' remuneration		1 028	15	85	1
Depreciation		54	—	4	—
Fees paid for outside services – secretarial		61	95	5	6
– administrative		3 916	—	324	—
– technical		226	—	19	—
Staff costs		399	—	33	—
Other		1 523	122	126	8
Loss before exceptional item		(7 206)	(231)	(596)	(15)
Exceptional item: Foreign currency translation difference		(38)	—	4 001	14 143
Profit/(loss) before taxation		(7 244)	(231)	3 405	14 128
Taxation	(d)	—	—	—	—
Net profit/(loss)		(7 244)	(231)	3 405	14 128

CASH FLOW STATEMENT

Tradehold Limited for the period ended 29 February

	Notes	2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
Cash flow from operations		(6 983)	(308)	(574)	(20)
Operational expenditure		(7 207)	(232)	(596)	(15)
Decrease in working capital	(e)	207	(77)	18	(5)
Non-cash items					
– Depreciation		54	—	4	—
– Foreign currency translation differences		(38)	—	—	—
Investment income		1	1	—	—
Investment activities		4 791	308	397	20
Purchase of equipment		(290)	—	(23)	—
Decrease/(increase) in amounts owing by subsidiaries		5 081	308	420	20
Net cash flow		(2 192)	—	(177)	—
Financing activities					
Debt raised		2 262	—	183	—
Net movement in cash and cash equivalents		70	—	6	—
Cash and cash equivalents					
– Net movement		70	—	6	—
– Balance at beginning of the period		—	—	—	—
– **Balance at end of the period**		70	—	6	—

STATEMENT OF CHANGES IN EQUITY

Tradehold Limited for the year ended 29 February 2004

	Share capital and premium	Capital redemption reserve fund	Retained income	Total
R'000				
Balance at 1 March 2003	1 019 845	236	15 820	1 035 901
Net loss for the period			(7 244)	(7 244)
Balance at 29 February 2004	1 019 845	236	8 576	1 028 657
£'000				
Balance at 1 March 2003	84 804	21	(4 996)	79 829
Net profit for the period			3 405	3 405
Balance at 29 February 2004	84 804	21	(1 591)	83 234

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

Tradehold Limited for the period ended 29 February

		2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
(a)	**Equipment**				
	Cost	290	—	23	—
	Aggregate depreciation	54	—	4	—
		236	—	19	—
(b)	**Interest in subsidiaries**				
	Consisting of -				
	Shares in Tradegro Holdings Ltd at cost	1	1	1	1
	Amount owing by Tradegro Holdings Ltd	1 034 662	1 039 743	83 757	80 176
	Provision against interest in subsidiaries	(3 703)	(3 703)	(337)	(337)
		1 030 960	1 036 041	83 421	79 840
(c)	Reserves				
(c).1	Non-distributable reserve				
	Capital redemption reserve fund	236	236	21	21
(c).2	Distributable reserve				
	Retained income/(accumulated loss)	8 576	15 820	(1 591)	(4 996)
		8 812	16 056	(1 570)	(4 975)
(d)	Taxation				
(d).1	Reconciliation of taxation				
	South African normal taxation on (loss)/profit before taxation	(2 173)	(69)	1 022	4 238
	Net adjustment	2 173	69	(1 022)	(4 238)
	Exceptional items	11	—	(1 200)	(4 243)
	Non-deductible expenses	2 162	69	178	5
		—	—	—	—
(d).2	Credits in respect of secondary tax on companies (STC) at year-end	18 025	18 025	1 459	1 390
	The utilisation of the STC relief of	2 253	2 253	182	174

calculated at current rates is dependent on the future distribution of dividends.

The distribution of dividends from reserves will result in STC at 12,5%. No provision for STC on dividends from reserves is made as it is not envisaged that dividends will be declared from these reserves.

		2004 12 months R'000	2003 8 months R'000	2004 12 months £'000	2003 8 months £'000
(e)	Cash flow information				
	Decrease/(increase) in working capital				
	Accounts receivable	(849)	(155)	(69)	(12)
	Creditors and accrued expenses	1 056	78	87	7
		207	(77)	18	(5)

INTEREST IN SUBSIDIARIES

	ISSUED SHARE CAPITAL £	PERCENTAGE SHARES HELD BY GROUP 2004 %	2003 %
SUBSIDIARIES			
Brown & Jackson plc			
– Variety retail			
Brown & Jackson plc	23 645 362	54	54
Poundstretcher Ltd	800 000	54	54
Tradegro (UK) Ltd			
– Investments			
Tradegro (UK) Ltd	2	100	100
Moorgarth Group Ltd	1	100	100
Other			
– Investments			
Tradegro Ltd	48 486 159	100	100
Anconan Holding BV	16 867	100	100
Companies disposed of			
Your More Store Ltd		—	100
B&J Poland Spolka Z o.o		—	100
Tradegro (UK) Property Holdings Ltd		—	100

Note
General information in respect of subsidiaries as required in terms of paragraphs 69 and 70 of the Fourth Schedule to the South African Companies Act is set out in respect of only those subsidiaries, the financial position or result of which are material for a proper appreciation of the affairs of the group. A full list of subsidiaries is available on request.

TRADEHOLD LIMITED
Registration number 1970/009054/06
Incorporated in the Republic of South Africa

FORM OF PROXY

To be completed by certificated shareholders and dematerialised shareholders with own name registration only.

For use at the annual general meeting of members to be held at 09:30 on Friday, 6 August 2004 in the boardroom at the head office of Pepkor Limited, 36 Stellenberg Road, Parow Industria.

Shareholders who have dematerialised their shares with a CSDP or broker, other than with own name registration, must arrange with the CSDP or broker concerned to provide them with the necessary authorisation to attend the annual general meeting or the shareholders concerned must instruct them as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

I/We (full names and surname in block letters) ______________________________

of (full address) ______________________________

____

as a member of Tradehold Limited, being the registered holder of __________ shares in the company, hereby appoint:

1. ______________________________ or

2. ______________________________ or

3. THE CHAIRMAN OF THE MEETING
as my/our proxy to attend, speak and vote on my/our behalf, as indicated below at the annual general meeting of shareholders of Tradehold Ltd to be held at 09:30 on 6 August 2004 and at any adjournment thereof:

Indicate with an X in the appropriate block:

		In favour of	Against	Abstain
Ordinary resolutions	1.			
	2.			
	3.			
	4.			
	5.			
Special resolution				

Signed at ______________________ this __________ day of ______________________ 2004

Signature ______________________________

Capacity and authorisation (see note 3)

NOTES

1. A member entitled to attend and vote at the annual general meeting shall be entitled to appoint one or more persons, who need not be members of the company as his proxy to attend and speak, to vote or abstain, in his place at such general meeting.
2. If a proxy form, duly signed, is lodged without specific directions as to which way the proxy is to vote, the proxy will be deemed to have been authorised to vote as he thinks fit.
3. If the proxy is signed under power of attorney or on behalf of a company, such power or authority, unless previously registered with the company, must accompany it.
4. Shareholders who have dematerialised their shares with a CSDP or stockbroker, other than with own name registration, must arrange with the CSDP or stockbroker concerned to provide them with the necessary authorisation to attend the annual general meeting or the shareholders concerned must instruct them as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between the shareholder and the CSDP or stockbroker concerned.
5. Any alteration to the form of proxy must be signed, not initialled.
6. Where there are joint holders of shares and if more than one of such joint holders is present or represented, then the person whose name appears first in the register in respect of such shares or his/her proxy, as the case may be, shall alone be entitled to vote in respect thereof.
7. The completion and lodging of this form of proxy will not preclude the signatory from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.
8. Proxies must reach the secretary at his office at 36 Stellenberg Road, Parow Industria, 7490 (P O Box 6100, Parow East 7501) at least 48 hours before commencement of the meeting.

TRADEHOLD LIMITED
Registration number 1970/009054/06
Incorporated in the Republic of South Africa

FORM OF PROXY

To be completed by certificated shareholders and dematerialised shareholders with own name registration only.

For use at the annual general meeting of members to be held at 09:30 on Friday, 6 August 2004 in the boardroom at the head office of Pepkor Limited, 36 Stellenberg Road, Parow Industria.

Shareholders who have dematerialised their shares with a CSDP or broker, other than with own name registration, must arrange with the CSDP or broker concerned to provide them with the necessary authorisation to attend the annual general meeting or the shareholders concerned must instruct them as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

I/We (full names and surname in block letters) ______________________________

of (full address) ______________________________

____

as a member of Tradehold Limited, being the registered holder of ____________ shares in the company, hereby appoint:

1. ______________________________ or

2. ______________________________ or

3. THE CHAIRMAN OF THE MEETING

as my/our proxy to attend, speak and vote on my/our behalf, as indicated below at the annual general meeting of shareholders of Tradehold Ltd to be held at 09:30 on 6 August 2004 and at any adjournment thereof:

Indicate with an X in the appropriate block:

		In favour of	Against	Abstain
Ordinary resolutions	1.			
	2.			
	3.			
	4.			
	5.			
Special resolution				

Signed at ______________________________ this ____________ day of ______________________________ 2004

Signature ______________________________

Capacity and authorisation (see note 3)

NOTES

1. A member entitled to attend and vote at the annual general meeting shall be entitled to appoint one or more persons, who need not be members of the company as his proxy to attend and speak, to vote or abstain, in his place at such general meeting.
2. If a proxy form, duly signed, is lodged without specific directions as to which way the proxy is to vote, the proxy will be deemed to have been authorised to vote as he thinks fit.
3. If the proxy is signed under power of attorney or on behalf of a company, such power or authority, unless previously registered with the company, must accompany it.
4. Shareholders who have dematerialised their shares with a CSDP or stockbroker, other than with own name registration, must arrange with the CSDP or stockbroker concerned to provide them with the necessary authorisation to attend the annual general meeting or the shareholders concerned must instruct them as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between the shareholder and the CSDP or stockbroker concerned.
5. Any alteration to the form of proxy must be signed, not initialled.
6. Where there are joint holders of shares and if more than one of such joint holders is present or represented, then the person whose name appears first in the register in respect of such shares or his/her proxy, as the case may be, shall alone be entitled to vote in respect thereof.
7. The completion and lodging of this form of proxy will not preclude the signatory from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.
8. Proxies must reach the secretary at his office at 36 Stellenberg Road, Parow Industria, 7490 (P O Box 6100, Parow East 7501) at least 48 hours before commencement of the meeting.

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